December 1, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Louis	Rambo

Re:	Beceem Communications Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-165880)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Beceem Communications Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 165880), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 2, 2010.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The Registrant has determined that it will instead be in the best interests of its stockholders to consummate a merger with a wholly owned subsidiary of Broadcom Corporation, a California corporation.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Beceem Communications Inc., 3960 Freedom Circle, Floor 1, Santa Clara, CA 95054, (408) 625-5519, with a copy to the Company’s counsel, Cooley LLP, Attn: Erik S. Edwards, Cooley LLP, 3175 Hanover Street, Palo Alto, California 94304-1130, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact Eric C. Jensen or Erik S. Edwards of Cooley LLP at (650) 843-5049 or (650) 843-5756, respectively.

Sincerely,

BECEEM COMMUNICATIONS INC.

/s/ Alan Krock
Alan Krock
Chief Financial Officer

cc:	Eric C. Jensen
Erik S. Edwards